Place Technology
Published by Ben Sperry · April 23 ·

✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors like you. See the terms and learn more on Wefunder.

Legal disclosure: https://bit.ly/32Aaay4


place
builtin
2021 BEST PLACES TO WORK AUSTIN
High Performer
SPRING
2021
builtin ATX
50
STARTUPS TO WATCH
View the terms on WEFUNDER

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